INVEST IN **BHAPI INC.**

The trusted social media platform built for families


Making a happier and safer world.
Safe social media platform
No toxic content
Privacy & security focused
No data sold or shared to 3rd parties
NFT digital marketplace and wallet

bhapi.io Wilmington DE

Technology | Software | Crowdfunding | Marketplace | B2C

LEAD INVESTOR



Adrian Melillo

Bhapi is a new type of social media platform, designed from the ground up to be a safe space for all users, including children. Using innovative AI technology, harmful material is filtered and cleansed before its posted and users are able to manage the content they are exposed to. Bhapi is targeting a niche in the massive social media market with an innovative business model that relies on the strength of community rather than advertising for earning revenue. The team behind Bhapi is led by an executive team with the right combination of entrepreneurial, marketing and technical skills with the right go-to-market strategy that builds on established communities and networks. Rarely does an opportunity come along to invest in a company that combines high growth and an admirable social mission and this is why I am delighted to be the lead investor for Bhapi.

Invested $1,000 this round

Highlights

1. Growth potential
2. Market size
3. Timing

2. Market size
3. Timing

Our Team



Michael Esber CEO

An entrepreneurial leader with over 20 years' experience working with start-ups and fast-moving tech organizations. To date his career has seen him work across Fintech, Health, Gaming and Defense and now Social Media.

Social media and internet has become toxic for families. The pandemic has amplified the

Social media and internet has become toxic for families. The pandemic has amplified the negative elements of traditional toxic social media. We believe there is a need for a family focused platform, where you own and trade your content.



Ivan Brisot CFO

A professional Financial Manager with extensive Australian & International – Finance, Accounting, Audit, Compliance, Risk Management & Administration experience across a broad range of industries.



Amanda Mariatti CMO

A marketing manager with more than ten years of experience leading product launches and marketing campaigns across global markets. Extensive experience developing and building strategies to ensure businesses succeed in highly competitive markets.

Pitch







and joy.

Why a new approach for families to social media is needed.

A recent study commissioned by bhapi revealed that 96% of interviewers are currently using at least one social media app.

    

75%	60%	40%	39%	40%
3 out of 4 are most concerned about the security of their personal information.	Over half were also concerned about their data being sold.	40% are worried about what their children are exposed to.	39% were concerned about there being no laws about what can and can't be shared.	40% would be happy to pay for access to a safe social media platform.

Source: bhapi surveys

MARKET SUMMARY

144	**$10.7**	**$102.6**	**68.2%**
minutes per day	billion	billion	NFTs are collectibles
Social media users are now spending an average of 2 hours and 24 minutes per day across an average of 8 social networks and messaging apps.	Sales volumes of non-fungible tokens (NFTs) surged to $10.7 billion in the third quarter of 2021, up more than eightfold from the previous quarter.	The global social media market is expected to grow from $94.83 billion in 2020 to $102.62 billion in 2021 at an annual growth rate of 8.2%.	68.2% of NFTs are collectibles, 15.9% are art & 7.7% games.

Source:
- https://www.smartinsights.com/social-media-marketing/social-media-strategy/new-global-social-media-research/
- https://www.thebusinessresearchcompany.com/report/social-media-global-market-report-2020-30-covid-19-impact-and-recovery
- https://nonfungible.com/

SWOT ANALYSIS

STRENGTHS
- Innovative expertise
- Focus on privacy & safety
- Well defined and consistent product road map
- No selling data to third parties
- Strong new brand acceptance

WEAKNESSES
- Subscription model (different to current social media apps)
- New and unknown brand
- Financial resources
- Speed on product development
- Facing competition from several established brands

S **W**

O **T**

OPPORTUNITIES
- Growing demand for social platforms
- Lack of social media apps focusing on families
- Current trend on digital gamification, creating and trading collectibles
- People are more aware that their personal data is being bought and sold to the highest bidder
- People are more aware of negative impacts of social media in their lives.

THREATS
- Competition network effects
- Regulation & compliance
- Strong competition
- Product differentiation
- Economic crisis due to covid 19



OUR BUSINESS

- A safe place for families to share content
- Gamified tools to manage your privacy and content
- Digital NFT marketplace to create and trade collectibles
- Privacy and security focused
- No selling data to third parties
- Ensuring a safe and positive social space for everyone

COMPETITION



COMPETITION SUMMARY

 **Yubo** has over 30 (m)illion users, has raised $20m, and generated nearly 10m €. Yubo is not recommended for kids or teens, as the absence of privacy settings, no parental control options or filters, live streaming options, access to location services is required and children are paired with nearby strangers.

 **TikTok** generated an estimated $1.9 (b)illion revenue in 2020, a 457% increase year-on-year. TikTok has over 1b monthly active users. TikTok is accessed by over 600m users daily. TikTok has been downloaded over three billion times. Tik Tok is dangerous for kids and teens, it can be targeted by predators, it's easy to encounter inappropriate content, the conversations around mental health can be dangerous, the nature of the app might cause kids anxiety, users might become victims of cyberbullying and there are privacy concerns when it comes to user data on TikTok.

 **PopJam** has over 1m users and 230m engagements, and unknown revenue. PopJam is focussed on kids 11-13 years old and is COPPA and GDPR compliant. Glorifies the worst aspects of social media such as envy and follower anxiety. Users level up based on the number of followers they have, which encourages users to friend other users who they do not know. Supports the addiction and obsession with likes and followers.

TARGET MARKET - FAMILIES



FAMILIES



SCHOOLS



INFLUENCERS

ACQUISITION CHANNELS - INFLUENCERS & SCHOOLS

THE PLATFORM

CURRENT FEATURES



- AI moderation to ensure safe content
- Secure login & 2FA
- Refer to a friend
- App notifications
- Instant messenger
- Ability to post and view posts (memories)

FUTURE FEATURES



- Full COPPA support & parenting controls
- Creating and trading collectibles
- Digital marketplace
- Digital wallet, peer to peer transfers
- Gamified tools to manage content & privacy
- Continual improvement of AI algos
- Integration with education partners

FOUNDER TEAM



MIKE ESBER

CEO

An entrepreneurial leader with over 20 years' experience working with start-ups and fast-moving tech organisations. To date his career has seen him work across Fintech, Health, Gaming and Defence and now Social Media.



IVAN BRISOT

CFO

A professional Financial Manager with extensive Australian & International – Finance, Accounting, Audit, Compliance, Risk Management & Administration experience across a broad range of industries.



AMANDA MARIATTI

CMO

A marketing manager with more than ten years of experience leading product launches and marketing campaigns across Australian & International markets. Extensive experience developing and building strategies to ensure businesses succeed in highly competitive markets.



RUEL MINDO

CTO

A seasoned Solution Architect with over 10 years' experience building mobile apps and web3 solutions.

PRODUCT LAUNCH TIMELINE



PHASE 01



PHASE 02



PHASE 03

SEPTEMBER 2021

Beta public launch. Free subscription phase to gain traction and improve the app based on customer feedback.

Key Objectives

- Social media platform public beta release
- Brand awareness
- Product feedback

APRIL 2022

Freemium, subscriptions & in app purchase model

Key Objectives

- Collectibles creation & trading
- Targeted acquisition & retention

SEPTEMBER 2022

Freemium, subscriptions & in app purchase model

Key Objectives

- Parental controls
- New Social App Features
- Expansion of the digital marketplace
- Global acquisition & retention.

Forward-looking projections cannot be guaranteed.

PROJECTIONS



Forward-looking projections cannot be guaranteed.

FINANCIAL PLAN



★ The company will be bootstrapped to a free public beta launch to gain traction and refine the product offering.

★ Revenue will derived from the following:
- In app purchases
- Digital NFT marketplace and Digital Wallet.
- Monthly app subscriptions

★ bhapi is raising $500,000 USD for it's first seed round.
  - $500,000 raise will be used to support product development, customer acquisition and retention.
  - Expect to be generating profit in the first year with 20,000 subscriptions.

Forward-looking projections cannot be guaranteed.

JOIN THE MOVEMENT



Become an early investor!



https://wefunder.com/bhapi.inc

Our Website

https://bhapi.io

BHAPI INC. , EIN: 35-2707716



bhapi your family focussed safe social media platform.

Downloads

bhapi q a.pdf